UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42553

Baiya International Group Inc.

(Registrant’s Name)

Room 18022, Floor 18, 112 W. 34th Street

New York, NY 10120

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On January 6, 2026, Baiya International Group Inc. (the “Registrant” or the “Company”) announced that it will hold its 2026 Extraordinary General Meeting of Shareholders (the “Meeting”) on January 28, 2026. Shareholders of record who hold ordinary shares of the Company at the close of business on January 2, 2026 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

At the Meeting, the shareholders will be asked to vote on (1) a proposal that the Company’s authorized share capital be increased from US$180,000 divided into: (i) 1,600,000,000 Class A Ordinary Shares of par value US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each, to US$680,000 divided into (i) 6,600,000,000 Class A Ordinary Shares of US$0.0001 par value each, (ii) 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and (iii) 100,000,000 Preferred Shares of par value US$0.0001 each with immediate effect (the “Authorized Share Capital Increase”), (2) a proposal that conditional upon (i) the approval of the Authorized Share Capital Increase and (ii) the shareholders holding not less than two-thirds of the issued Class B Ordinary Shares of the Company consenting to the increase of the votes attached to each Class B Ordinary Share from twenty (20) votes per share to sixty (60) votes per share, the proposed Sixth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”), in the form attached as Annex A to the notice of the extraordinary general meeting of shareholders of the Company held on January 28, 2026 (the “Meeting”), be adopted by the Company in substitution for, and to the exclusion of, the existing Fourth Amended and Restated Memorandum and Articles of Association of the Company; (3) a proposal that: (a) conditional upon the approval of the board of directors of the Company (the “Board”), (i) all the issued and outstanding and authorized and unissued class A ordinary shares of the Company (the “Class A Ordinary Shares”) in the authorized share capital of the Company be consolidated, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:5,000; and (ii) no fractional Class A Ordinary Shares be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional Class A Ordinary Share upon a Share Consolidation, the total number of Class A Ordinary Shares to be received by such shareholder be rounded up to the next whole Class A Ordinary Share; (b) the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of two years of the date of the Meeting; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the Meeting; and (c) if and when deemed advisable by the Board in its sole discretion, any director or officer of the company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s), (4) a proposal that subject to and immediately following the Share Consolidation(s) being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect such Share Consolidation(s), (5) a proposal that a general mandate be granted to the Board to exercise absolute discretion, for a period of twenty-four (24) months from the date of the Meeting, in deciding on the disposal of any assets of the Company, whether by sale, transfer, or any other method of disposition, and to determine and finalize all specific terms, conditions, pricing, and arrangements related to any such asset disposal as the Board deems fit and (6) a proposal that the Board be authorized and empowered, in its absolute discretion, to arrange and secure financing for the purpose of purchasing virtual currencies and/or digital assets through any means it deems suitable, including but not limited to equity financing, debt financing, issuance of convertible securities, or entering into credit facilities (the “Financing”), and to negotiate, determine, agree upon, and execute all terms, conditions, agreements, and definitive documentation related to such Financing and the underlying asset purchases, including matters of size, pricing, security, tenor, and use of proceeds.

The Notice of the Meeting is furnished herewith as Exhibit 99.1.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Proposed Sixth Amended and Restated Memorandum and Articles of Association
99.1	Notice of 2026 Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2026	Baiya International Group Inc.

	By:	/s/ Siyu Yang
Siyu Yang
Chief Executive Officer

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